Filed by AdvancePCS
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as
amended

Subject Company: AdvancePCS
Subject Company Commission File No.: 000-21447

Caremark Rx, Inc. and AdvancePCS have made available the following materials to their employees relating to the proposed business combination:

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FAQ list

Question	Response

What is our goal? Why did we do this deal?

 •                  Our success will be gauged by how we look two to three years down the road – we must look like more than just Caremark plus AdvancePCS.  We want to go beyond a simple combination of the two companies to position ourselves to be a major health solutions provider.  The deal provides the capabilities and financial flexibility to accomplish this goal.

When will the management team be selected?	• We are not focusing on “who will run what” and we will not make decisions until we get FTC clearance at the earliest.

How will the new organization be determined?	• As part of the integration process, the integration team will take the lead in assembling facts, understanding our options, evaluating pros and cons, and proposing alternatives for decisions.

Question	Response

When will I know what will happen to me?

•                  For the majority of Caremark and AdvancePCS employees, life will be unaffected for the foreseeable future.  For others, we will communicate a selection process and timing when we get closer to regulatory approval.  We do know two things – that we will be committed to getting the best people from both organization into the right jobs in the new company, and we are committed to fairness in those selections.

What principles & criteria will guide decisions on integration?

•                  First, we will not do anything that is disruptive to customers.  We want to sustain, if not increase, our service levels during this transition. Second, we want to do things “the right way”, consistent with our commitment to integrity and compliance.  Third, we will be fair, open, and fact-based in all decisions.

How will we choose which approach will we use when the two companies differ?

•                  The integration teams have been asked to formulate fact-based recommendations to support decisions about the best approach for the new company.  In some cases the best approach will be from one of the two companies, whereas in other cases a new approach not found in either company may  be required.

Question	Response

When will the merger be finalized?

•                  We don’t know.  The timing will be driven by the pace and depth of regulatory review.  We are planning in anticipation of closing in the first or second quarter of 2004, but that is only a guess at this stage.  All rumors of closing dates are only rumors since the timing is out of our hands.

Parties external to the company have asked what changes can they expect. What do I tell them?	• Tell them no decisions have been made. At the appropriate time, communications to external parties will take place.

Who can I ask for more information?

•                  There are Q&A mailboxes set up on e-mail (integration.questions @Caremark.com; integration.questions @AdvancePCS.com).  Answers to frequently asked questions will be posted on our respective intranet sites.  Please do not ask integration team members for information – all have signed confidentiality agreements and your questions could put them in a difficult position.

Question	Response

Where will the headquarters be? Will we be closing any sites? Will I be asked to relocate?

•                  Caremark’s headquarters have moved to Nashville from Birmingham.  At present this move affects a limited number of senior people. No decisions have been made with respect to other sites or relocations, but we do expect to be a geographically dispersed organization leveraging the existing AdvancePCS and Caremark sites

What will be the name of the new company? Will multiple brands be maintained?	• The name of the new company will be Caremark Rx. No decisions have been made about branding underneath the Caremark umbrella.

Will we change computer systems?	• We will not make changes in application systems and business processes disruptive to clients. Any potential change will be carefully evaluated for its impact during the integration planning process.

Question	Response

As an AdvancePCS employee, what will happen to my health and welfare benefits?

•                  As part of the transaction we have committed to maintain existing health and welfare plans for a period of the shorter December 31, 2004, or six months after close.  Beyond that, no decisions have been made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

        Caremark has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus and other relevant documents in connection with the proposed merger transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials because they contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 West John Carpenter Freeway, Suite 1200, Irving, TX 75039.

        Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed merger transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the AdvancePCS's fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.